May 26, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, D.C. 20549
Attn:    Robert Shapiro, Senior Staff Accountant
Doug Jones, Senior Staff Accountant

Re:     Covetrus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 3, 2020
File No. 001-38794

Dear Messrs. Shapiro and Jones:

Covetrus, Inc. (“Covetrus,” “we,” “our,” or “us”) has received the comment letter dated May 13, 2020 from the staff of the Division of Corporation Finance (“Staff”), and the following represents our response to the Staff’s comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Year Ended December 31, 2019

Notes to Consolidated Financial Statements Note 7. Goodwill and Other Intangible Assets, Net Other Intangible Assets, Net, page 67

1.	Please disclose the useful lives of each major intangible asset class for the Vets First Choice acquisition at December 31, 2019. Refer to ASC 350-30-50-1(a)(3).

In response to the Staff’s comment, we will include the useful lives of each major intangible asset class for the Vets First Choice acquisition in our Annual Report on Form 10-K for the fiscal year ending December 31, 2020 in Note 2. Business Acquisitions as follows (additional disclosure in italics):

Vets First Choice

The value attributed to the other identifiable intangible assets included $20 million in trademarks and trade names, $50 million in product formulas, $125 million in customer relationships, and $350 million in developed technologies.
The useful lives of trademarks and trade names is 5 years, product formulas is 11 years, customer relationships is 11 years, and developed technologies is 5 years.

2.
Intangibles for product development increased by $400 million in 2019, apparently due to $50 million of product formulas and $350 million of developed technologies obtained in the acquisition of Vets First Choice in February 2019. It is unclear from your disclosure here and in “Cost of Sales” on page 60 which major intangible asset classes are amortized to cost of sales versus selling, general and administrative (SG&A) expenses. Please tell us how you determine to classify the amortization for each major class of intangible assets as cost of sales or SG&A and the rationale for your determination.

We classify the amortization for each of our major classes of intangible assets in accordance with ASC 350 and Regulation S-X. ASC 350-30-45-2 states that “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” Rule 5-03(b)(2).2 of

Covetrus, Inc
7 Custom House Street
Portland, Maine 04101
www.covetrus.com

United States Securities and Exchange Commission
Division of Corporation Finance
May 26, 2020

Regulation S-X regarding costs and expenses applicable to sales and revenues requires that registrants “state separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues.” Of our major classes of intangible assets, only product formulas, which is a subset of product development, are specifically related to cost of tangible goods sold. In accordance with Rule 5-03(b)(2) of Regulation S-X, we have included the amortization of our product formulas in our cost of sales.

Our product formulas relate to our ability to custom compound medications for our customers. We produce compounded products as alternatives to backordered solutions, patient-specific customized medications, and in-clinic use medications for our customers. We concluded it is appropriate to amortize our product formula intangible assets to cost of sales as the production of these compounded medications, using our product formulas, is directly linked to the sale of these compounded medications. Our trademarks and trade names, customer relationships and developed technologies do not have the same cost-to-sales relationship and, as such, we amortize these intangibles to selling, general and administrative expenses.

We will enhance our cost of sales disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2020 in Note 1. Business Overview and Significant Accounting Policies as follows (additional disclosure in italics):

Cost of Sales

The primary components of Cost of sales include the cost of the product (net of purchase discounts, supplier chargebacks, and rebates) and inbound and outbound freight charges. Our distribution network costs, such as purchasing, receiving, inspections, warehousing, internal inventory transfers, and other related costs are included in Selling, general and administrative along with other operating costs.

Cost of sales also includes costs directly related to the design and production of software, distribution of licenses, hardware and costs related to services provided, and amortization of the capitalized costs for internally generated software for resale.

Amortization of intangible assets is also included within our cost of sales if the costs and expenses related to the specific class of intangible assets are directly linked with revenue generating activities. We include the amortization of our product formulas within cost of sales as these formulas are directly tied to the production of compounded products as alternatives to backordered solutions, patient-specific customized medications, and in-clinic use medications. Amortization expense for intangible assets that are not directly related to sales generating activities are amortized to selling, general and administrative expenses.

We elected to include the allocation of amortization expense between cost of sales and SG&A expense in our Note 7. Goodwill and Other Intangible Assets, Net on page 69 of our 2019 Annual Report on Form 10-K and will continue to provide this elective disclosure in our future Form 10-K filings, as long as we believe it remains meaningful to investors.

If you have further comments that you would like to have addressed prior to such future filings or have any questions, please contact Laura Phillips, Vice President, Global Controller & Chief Accounting Officer at laura.phillips@covetrus.com or (207) 232-1661, or Ross M. Leff, P.C., Kirkland & Ellis LLP, at ross.leff@kirkland.com or (212) 446-4947.

Sincerely,

/s/ Stuart Gleichenhaus
Stuart Gleichenhaus
Interim Chief Financial Officer
Covetrus, Inc.

cc:    Audit Committee of the Board of Directors of Covetrus, Inc.
Erin Brennan, Senior Vice President, General Counsel & Secretary

Covetrus, Inc
7 Custom House Street
Portland, Maine 04101
www.covetrus.com